Response Biomedical Announces Key Appointments To Senior Management Team and
Board of Directors

Sidney Braginsky, Past President of Olympus America, Joins the Board of Directors

Rob Pilz Assumes the Position of CFO and VP, Finance

Vancouver, British Columbia, November 22, 2004 – Response Biomedical Corp. (TSX-V: RBM) today announced the appointments of Mr. Sidney Braginsky, past President of Olympus America Inc., to the Company’s Board of Directors, and Mr. Robert Pilz, B.Comm., CMA, as Chief Financial Officer and Vice President, Finance, effective immediately.

“We are pleased to attract someone of Mr. Braginsky’s caliber and considerable industry insight to the Company’s Board of Directors,” said Mr. Bill Radvak, President and CEO. “His extensive record of achievement spans three decades in the imaging and diagnostics space, and includes leading the North American division of one of the world’s largest developer of consumer products and health care services.”

“I am pleased to be joining Response’s Board given the tremendous emerging market opportunities in point-of-care diagnostics, the Company’s US regulatory clearance for its lead clinical product line, and extraordinary new product development opportunities in the pipeline,” said Mr. Braginsky. “With independent validation of RAMP’s outstanding performance, the commercial potential and opportunity for growth is tremendous.”

From October 1994 through December 1999, Mr. Braginsky served as President of Olympus America Inc., the US subsidiary of Olympus Optical Co. Ltd., a multi-national corporation headquartered in Japan. Olympus is a leading producer of microscopes; automatic blood and fluid chemistry analyzers; measuring research and industrial products; and consumer products. With approximately 1,700 employees, Olympus America is responsible for sales, marketing, distribution and service in the United States, Canada, Mexico, the Caribbean and Central and South America. Under his guidance, Olympus America Inc. achieved annual revenues exceeding the billion-dollar mark. During his 27 years with Olympus, he served in many capacities including Executive Vice President and Chief Operating Officer of the Olympus Scientific Equipment Group, the division responsible for the sales and marketing of clinical and industrial microscopes.

“I would also like to welcome Mr. Pilz back and acknowledge his ongoing and invaluable support as we scale-up manufacturing capacity, build our sales and distribution network and expand our product portfolio,” adds Radvak. “Building on the operational infrastructure and systems that Mr. Pilz helped establish, Response has made tremendous progress over the past two years commercializing multiple RAMP products with increasing revenue contributing to a much stronger balance sheet.”

Beginning in January, 2001, Mr. Pilz previously served as the Company’s CFO for a two year term. Most recently, Mr. Pilz served as Vice President, Finance of BC-based Class Software Solutions Ltd., a private market-leading software company with over 700 customers serving more than 10,000 facilities in Canada, United States, Australia and New Zealand. One of his objectives was to assist in positioning Class Software for potential merger or acquisition, and last month, Class Software was formally acquired by The Active Network, Inc.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com